Mail Stop 4561

August 25, 2008

Steven Moskowitz
Chief Executive Officer
Vanity Events Holding, Inc.
43 West 33rd Street, Suite 600
New York, NY 10001

Re: **Vanity Events Holding, Inc.**
        Amendment No. 2 to Registration Statement on Form S-1
        Filed August 13, 2008
        File No. 333-151585

Dear Mr. Moskowitz:

We have limited our review of your filing to those issues we have addressed in our comments.

Selling Shareholders, page 13

1.   We refer to comment 2 of our letter dated August 7, 2008, in which we requested that Vanity Events disclose in this section the nature and date of the transactions in which the selling shareholders acquired the shares to be resold. You have not included this information in this section. Please include here, and not by cross-reference to information included in Part II of your registration statement, the date on which the shares to be resold by Sichenzia Ross were issued to that entity, and the information regarding the share exchange included on page 7 of the prospectus with respect to all other selling shareholders.

Management's Discussion and Analysis and Plan of Operation, page 20

2.   We refer to comment 3 of our letter dated August 7, 2008, in which we requested that Vanity Events expand the third paragraph under the sub-heading "Cash Flows from Operating Activities" to state clearly the total dollar amount of additional funds Vanity Events estimates that it will require to pursue its business model 12 months from the date of the prospectus. In its response letter dated August 13, 2008, Vanity Events states that it has revised its disclosure and that it anticipates it will require $60,000 for the next 12 months of

operations, but we are unable to locate said disclosure in the prospectus. Please provide this disclosure.

3.   You appear to have deleted the last four paragraphs of this section appearing in your prior amendment. These four paragraphs would seem to provide material disclosure. Please advise why you believe that this disclosure is no longer indicated.

*   *   *   *   *

As appropriate, please amend your filing in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

Please contact Michael F. Johnson at (202) 551-3477 with any questions. If you thereafter require further assistance, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: Via Facsimile (212) 930-9725
        Jonathan R. Shechter, Esq.
        Sichenzia Ross Friedman Ference LLP
        Telephone: (650) 988-8500